WICKERSHAM & MURPHY
 A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
430 CAMBRIDGE AVENUE, SUITE 100
 PALO ALTO, CALIFORNIA 94306
 TELEPHONE: (650) 323-6400
 FAX: (650) 323-1108

February 6, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Julie F. Rizzo, Attorney-Advisor

Re: S&W Seed Company
         Amendment No. 2 to Registration Statement on Form S-3
         Filed January 26, 2012
         File No. 333-178481

         Post-Effective Amendment No. 3 to Form S-1 on Form S-3
         Filed January 12, 2012
         File No. 333-164588

         Your Comment Letter dated February 3, 2012

Ladies and Gentlemen:

On behalf of our client, S&W Seed Company (the "Company"), we are hereby filing (i) Pre-effective Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the "Commission") on December 14, 2011, and subsequently refiled as Pre-effective Amendment No. 1 on January 12, 2012 and Pre-effective Amendment No. 2 on January 26, 2012 (the "S-3 Registration Statement").

Amendment No. 3 is being filed solely for the purpose of filing a revised legal opinion that responds to the comments pertaining to the legal opinion dated January 26, 2012 (the "Amended Opinion") received on February 3, 2012 from the staff of the Commission (the "Staff"). We have set forth below each of the numbered comments of your letter and the Company's responses thereto. Except where otherwise noted, the references to paragraph assumption numbers below refer to the numbered paragraphs in the Amended Opinion.

Division of Corporation Finance
Securities and Exchange Commission
February 6, 2012

The responses to the Staff's February 3, 2012 comments are as follows:

Form S-3

Exhibit 5.1

1. While we note your response to prior comment 3, the due authorization, execution and delivery of all documents where due authorization, execution and delivery are prerequisites to the effectiveness thereof still appears to be a legal conclusion that is inappropriate for counsel to assume. Please have counsel revise to limit this assumption accordingly or advise.

Response: In response to the Staff's comment, the assumption that the Staff has indicated is an inappropriate legal conclusion to assume in this opinion has been removed from the newly-filed opinion.

2. Refer to the second paragraph on page 2. The assumptions in the third and fifth sentences of this paragraph do not appear to be appropriate in a qualified opinion. Please have counsel revise accordingly or revise.

Response: In response to the Staff's comment, the assumptions that the Staff has indicated are inappropriate legal conclusions have been deleted from the newly-filed opinion.

As is clear from the foregoing, the legal opinion filed as Exhibit 5.1 to Amendment No. 3 deletes the remaining assumptions as to which the Staff had objections, and no other comments remain outstanding. Accordingly, the Company is submitting its request for acceleration concurrently with the filing Amendment No. 3, seeking acceleration to 9:00 a.m. on Wednesday, February 8, 2011, or as soon thereafter as practicable. We would be most appreciative if you would work with us to meet that schedule.

Very truly yours,

/s/ Debra K. Weiner

Debra K. Weiner

cc: Nolan McWilliams
     Mark S. Grewal
     Matthew K. Szot